UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                    PEAPACK-GLADSTONE FINANCIAL CORPORATION
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    704699107
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                                 (CUSIP Number)


                                James M. Weichert
                              1625 State Highway 10
                         Morris Plains, New Jersey 07950
                                 (973) 397-8500
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 9, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    704699107
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
    (entities only):
                               James M. Weichert
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)               Not
         (b)            Applicable
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3.  SEC Use Only

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4.  Source of Funds (See Instructions):  OO

--------------------------------------------------------------------------------
5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
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6.  Citizenship or Place of Organization:     United States

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:                801,435
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:           801,435
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:              0
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:    801,435

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12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   9.7%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the "Shares"), of Peapack-Gladstone Financial Corporation (the "Company"). The principal executive offices of the Company are located at 158 Route 206 North, Gladstone, New Jersey 07934.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is James M. Weichert, whose business address is 1625 State Highway 10, Morris Plains, New Jersey 07950. Mr. Weichert is the president and sole director of Weichert Co., a New Jersey corporation. Weichert Co., together with one or more affiliated entities, is engaged in residential real estate brokerage and related activities.

          Mr. Weichert has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Weichert is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Mr. Weichert acquired 286,730 Shares on January 7, 2000 as a result of the acquisition of Chatham Savings, FSB by the Company, through the merger of Chatham Savings, FSB with and into Peapack-Gladstone Bank, the Company's banking subsidiary, pursuant to an Agreement and Plan of Merger dated as of August 26, 1999 (the "Merger"). Since the consummation of the Merger, Mr. Weichert has been issued an additional 514,705 Shares in the aggregate by the Company pursuant to one or more pro rata distributions of Shares to all holders of Shares.


Item 4.   Purpose of Transaction.
          ----------------------

          Mr. Weichert acquired, and continues to hold, the Shares reported in this Schedule 13D for investment purposes. Mr. Weichert intends to evaluate the performance of the Shares as an investment in the ordinary course of business. Mr. Weichert pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, Mr. Weichert analyzes the operations, capital structure and markets of companies in which he invests, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

          Mr. Weichert will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, Mr. Weichert may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by Mr. Weichert in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Company, alternative investment opportunities, general economic, financial market and industry conditions and other factors that Mr. Weichert may deem material to his investment decision.

          Mr. Weichert will continue active discussions with the Company's management with respect to (i) actions which might be taken by the management of the Company to maximize shareholder value of the Company and (ii) improving the Company's investor relations. In addition, Mr. Weichert may hold discussions with other parties who might engage in shareholder value enhancing activities for the benefit of all of the Company's shareholders. There can be no assurance that Mr. Weichert will take any of the actions described in the previous sentence.

          Mr. Weichert has delivered a written letter dated March 9, 2007 to the Chief Executive Officer of the Company demanding that the Company seek an appropriate buyer of the Company. Mr. Weichert further stated that, in the event the Company does not seek an appropriate buyer of the Company, Mr. Weichert would seek out purchasers of the Company himself. Mr. Weichert further requested that the March 9, 2007 letter be read to the directors of the Company at the Board of Directors meeting on March 15, 2007.

          Except as set forth above, Mr. Weichert has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, as of November 1, 2006, there were 8,261,062 Shares issued and outstanding. As of March 9, 2007, Mr. Weichert beneficially owned (and had the sole power to vote and dispose of) 801,435 Shares, or approximately 9.7% of the Shares deemed issued and outstanding as of that date.

          Neither Mr. Weichert (including immediate family members of Mr. Weichert), any entity for which Mr. Weichert serves as investment advisor, nor any person or entity controlled by Mr. Weichert has traded Shares during the sixty (60) days on or prior to March 9, 2007.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Weichert and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not Applicable.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        March 14, 2007



                                      /s/ James M. Weichert
                                      ------------------------------------------
                                      James M. Weichert



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).